UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C.  20549

                                     FORM 15

 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
          SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                       Commission File Number:  000-31178

                                  VI GROUP PLC
--------------------------------------------------------------------------------
             (Exact Name of Registrant as specified in its Charter)

         THE MILL, BRIMSCOMBE PORT, STROUD, GLOUCESTERSHIRE GL5 2QG, UK
                               011-44-1453-732900
--------------------------------------------------------------------------------
              (Address of Principal Executive Offices) (Zip Code)

     American Depositary Shares evidenced by American Depositary Receipts each American Depositary Share evidencing ordinary shares, par value 0.50 pence Ordinary Shares, par value 0.50 pence
--------------------------------------------------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
--------------------------------------------------------------------------------
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)     [ ]    Rule 12h-3(b)(1)(i)     [ ]
          Rule 12g-4(a)(1)(ii)    [ ]    Rule 12h-3(b)(1)(ii)    [ ]
          Rule 12g-4(a)(2)(i)     [X]    Rule 12h-3(b)(2)(i)     [ ]
          Rule 12g-4(a)(2)(ii)    [ ]    Rule 12h-3(b)(2)(ii)    [ ]
                                         Rule 15d-6              [ ]


Approximate number of holders of record as of the certification or notice date:
American Depositary Shares 11
Ordinary Shares 0
-----------------------------

     Pursuant to the requirements of the Securities Exchange Act of 1934, Evolve Software, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  May 11, 2004                     By:  /s/  Elliot I. Miller
                                             -----------------------------
                                             Elliot I. Miller, Deputy Chairman


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                       SECURITIES AND EXCHANGE COMMISSION


                                Washington, D. C.
                                      20549


 APPLICATION FOR WITHDRAWAL FROM LISTING OF SECURITIES PURSUANT TO SECTION 12(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission file number: 000-31178


                                  VI GROUP PLC
                                  ------------
              (Exact name of Registrant as specified in its charter)


ENGLAND AND WALES                         None
-----------------                         ------------------------------------
(State of Incorporation or Organization)  (I.R.S. Employer Identification No.)


         THE MILL, BRIMSCOMBE PORT, STROUD, GLOUCESTERSHIRE GL5 2QG, UK
         --------------------------------------------------------------
(Address of principal executive offices)                       (Zip Code)


Securities to be withdrawn pursuant to Section 12(d) of the Act:


                                            Name of each Exchange on which
Title of each class to be so withdrawn         class is to be withdrawn
------------------------------------------  ------------------------------

American Depositary Shares                     American Stock Exchange
evidenced by American Depositary Receipts each American Depositary Share evidencing ordinary shares, par value 0.50 pence each of Registrant

     VI Group, plc an England and Wales corporation (the "Company"), hereby makes application pursuant to Section 12(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 12d2-2(d) and (e) promulgated thereunder to withdraw its American Depositary Shares from listing and registration on the American Stock Exchange.

     The Board of Directors of the Company unanimously approved a resolution on April 21, 2004 to withdraw the Company's American Depositary Shares from listing on the American Stock Exchange. The reasons for such actions are set forth in the attached certified copies of the resolutions (Exhibit A).

     The Registrant has met the requirements of Rule 18 of the American Stock Exchange by complying with all applicable laws in effect in England and Wales, in which it is incorporated, and by filing with the Exchange written notice of its intention to voluntarily withdraw its securities from listing and registration as set forth in Exhibit B to this Application.

     The Company hereby requests that the Commission's order granting this application be effective as soon as possible.

     This Application relates solely to the withdrawal from listing of the Registrant's American Depositary Shares from the American Stock Exchange.

     The Company on this date is also filing Form 15 with the Commission for termination of the registration of the Company's securities under Section 12(g) of the Securities Exchange Act of 1934.

                                    SIGNATURE
                                    ---------

                                    SIGNATURE
                                    ---------


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.


DATED: May 11, 2004                    By:  /S/Elliot I. Miller
                                            -------------------


                                       Deputy Chairman
                                       ---------------
                                       (Title)

EXHIBIT A
                          SECRETARY'S CERTIFICATE AS TO
                          -----------------------------
                     INCUMBENCY AND CORPORATE AUTHORIZATION
                     --------------------------------------


     The undersigned certifies that she is the duly elected Secretary of VI GROUP, plc, an English corporation (the "Company"), and that, as such, she is authorized to execute this Certificate on behalf of the Company, and further certifies that:

     (a) Attached hereto as Exhibit A is a true and correct copy of the resolutions duly adopted by the Board of Directors of the Company at a meeting held on April 21, 2004, and that said resolutions have not been altered, amended, rescinded or repealed and are in full force and effect on the date hereof.


     IN WITNESS WHEREOF, I have hereunto set my hand this 23rd  day of May, 2004


                                       /s/Julie Randall
                                       ----------------
                                       Julie Randall
                                       Secretary

                                  VI Group plc

MINUTES OF BOARD OF DIRECTORS MEETING HELD AT BRIMSCOMBE MILL, STROUD ON 21ST APRIL 2004.

--------------------------------------------------------------------------------

Present
     Stephen Palframan (Chairman) (By Phone)
     Don Babbs (by phone)
     Gerry O'Driscoll (by phone)
     Ivy Fredericks (By phone)
     Richard Youhill (by phone)
     Julie Randall (Secretary)

--------------------------------------------------------------------------------


1) Stephen Palframan took the chair and noted that Elliot Miller was unavailable as he was on holiday. However, a quorum was present and Mr
     Palframan  declared  the  meeting  open.

2) He reminded the Board that there had been considerable discussion recently on the subject of the listing of the Company's shares on AMEX. Although the shares had been listed since October 2002, the number of US shareholders who had bought ADR's was disappointingly small, and the costs of maintaining the listing, including the SEC registration costs, were significant. After discussion, it was agreed that the listing could no longer be justified and a letter should be written to the American Stock Exchange requesting that the shares be de-listed as soon as possible, and that the process of de-registering from the SEC be initiated. IT WAS RESOLVED that Julie Randall would send such a letter to the American Stock Exchange following the meeting, and is hereby authorised to sign the letter and attach a copy of these minutes to the letter which she will certify as a true copy. Following this, she will initiate the process of de-registration from the SEC, which will also require the sending of a copy of these minutes to the SEC which she is hereby similarly authorised to certify as a true copy.

3)   There being no further business, the meeting was closed.


SW  Palframan

                                    EXHIBIT B

Mr. Michael Fleming
Listing Qualifications
American Stock Exchange
86 Trinity Place
New York
NY 10006
USA


22 April 2004

CONFIDENTIAL

Dear Mr. Fleming,

VI GROUP PLC

Our American Depositary Receipts (ADRs) have now been listed on the American Stock Exchange for over a year and despite considerable efforts to generate liquidity in our securities the trading volume and number of holders remains exceptionally low. In addition, the costs of regulatory compliance have escalated dramatically. Because of these factors we wish to voluntarily withdraw VI Group plc ADRs from listing on Amex.

I attach a copy of the board resolution authorizing de-listing and a draft press release. It is our intention to issue the press release tomorrow with trading to be suspended at market close on 29th April 2004.


Yours sincerely



JULIE RANDALL
Finance Director

                                  VI GROUP PLC

   INTENTION TO DE-LIST FROM THE AMERICAN STOCK EXCHANGE AND EXPECTED RESULTS


On 28 October 2002, VI Group plc ("VI" or "the Company"), announced that trading commenced in American Depositary Receipts ("ADR"s) representing its ordinary shares on the American Stock Exchange ("AMEX"). The Directors have reviewed the AMEX trading facility in light of the Company's objectives and have concluded that the costs of maintaining the facility outweigh the benefits derived from it. Accordingly the directors have decided to apply for de-listing of the Company's ADRs from AMEX. Trading on Amex will be suspended following the market close on 29th April 2004. ADR's will continue to be traded in the United States on the over-the-counter market

The  ordinary  shares  of  VI  will  continue  to  be  traded  on AIM in the UK.

In taking this decision, costs of approximately $0.87 million relating to the setting up and maintenance of the facility and US fund raising that were previously capitalised and carried forward in the balance sheet will now be written off.

Underlying trading is in line with the Directors' expectations. However, after taking into account the above and other provisions, which the Directors have deemed it prudent to write off, the directors expect the results after interest, depreciation and amortisation for the year ended 31 December 2003 to be significantly below market expectations.

A further announcement containing the preliminary results for the year ended 31 December 2003 will be made in due course.


FOR FURTHER INFORMATION PLEASE CONTACT:

Don Babbs, Chief Executive                                  Tel: +44 453 732 900
Julie Randall, Finance Director
VI GROUP PLC


                                      -End-
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